UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	COMMISSION FILE NUMBER 1-11596
FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING	714157-20-3

(Check One):     [  ] Form 10-K [__]Form 20-F [_X_] Form 10-Q [__] Form N-SAR [__] Form N-CSR

For Period Ended: September 30, 2016

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Perma-Fix Environmental Services, Inc.

Full Name of Registrant

Former Name if Applicable

8302 Dunwoody Place, Suite 250

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30350

City, State and Zip Code

1

PART II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition or portion thereof, could not be filed within the prescribed time period.

The registrant is expected to receive a waiver from its lender as a result of its failure to meet its third quarter fixed charge coverage ratio covenant as required by its Amended and Restated Revolving Credit, Term Loan and Security Agreement. However, due to unexpected delay, such waiver is not expected to be received until after the scheduled deadline filing date of November 14, 2016. The Company expects to receive such waiver during the grace period allowed by filing this Form 12b-25. The Company’s inability to meet its quarterly fixed charge coverage ratio in the third quarter of 2016 was due in large part, to the decrease in revenues sustained by our Treatment Segment as a result of delays in receipt of certain waste shipments that we expected to receive during the third quarter of 2016. The registrant is also expected to receive a further revision from its lender in the methodology to be used in calculating its quarterly fixed charge coverage ratio for the remainder of 2016.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ben Naccarato	770	587-9898
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] YES [ ] NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant estimates that it will have revenues from continuing operations of approximately $12.9 million for the three months ended September 30, 2016, a decrease of $4.4 million from revenues from continuing operations of $17.3 million for the corresponding period of 2015. Also, the registrant estimates it will have net loss from continuing operations of approximately $1.5 million for third quarter of 2016 as compared to income from continuing operations of $1.3 million for the corresponding period of 2015. The Company’s financial results for the third quarter of 2016 was negatively impacted due in large part, to the decrease in revenues of approximately $3.2 million sustained by our Treatment Segment as a result of delays in receipt of certain waste shipments that we expected to receive during the third quarter of 2016. In addition, the timing of the completion of certain projects and the start of new projects in our Services Segment also impacted our financial results in the third quarter of 2016. The registrant estimates net loss attributable to common stockholders (both basic and diluted) to be approximately ($0.13) per share for third quarter of 2016 compared to net income attributable to common stockholders (both basic and diluted) of $0.09 for the corresponding period of 2015.

 2

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2016	By: /s/ Ben Naccarato
Ben Naccarato Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

3